Exhibit 21.1

Subsidiaries of Loop Media, Inc.

Name:	Jurisdiction of Organization:
Retail Media TV, Inc.	Nevada
EON Media Group Pte. Ltd.*	Singapore

*As of September 30, 2024, EON Media Group Pte. Ltd. had been liquidated and as of the date of this Report is in the process of being wound up.